Gemalto full year 2006 results
•	Revenue[1] at €1.7 billion, comparable with last year
•	Operating margin[1] at 3.5%
•	Initial synergy benefits realized
•	Profit impacted by the review of certain deferred tax assets for €47.5 million
•	Strong net cash at €396 million
Amsterdam, March 15, 2007 - Gemalto (Euronext NL0000400653 — GTO), a leader in digital security, today announced its results for the full year ended December 31, 2006.
Highlights of the Adjusted pro forma income statement1 (all figures below are at historical exchange rates):

€ in millions	FY 2005	FY 2006	Year-on-year change[2]

Net sales	1,724.4	1,698.2		(1.5)%

Gross profit	567.5	503.0		(11.4)%
Gross margin (%)	32.9%	29.6%	(3.3	) ppts

Operating expenses[3]	443.4	442.2		(0.3)%
Operating income	127.0	59.9		(52.8)%
Operating margin (%)	7.4%	3.5%	(3.9	) ppts

Profit for the period	135.7	1.6	NM

Basic earnings per share (euros)[4]	1.51	0.02	NM

The above mentioned adjusted measures exclude business combination accounting entries, as well as one-off expenses and reorganization charges incurred in connection with the combination with Gemplus. They are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with the summary consolidated financial information prepared in accordance with IFRS (unaudited) provided in appendix 2. Gemalto believes Adjusted financial measures are helpful in assessing its past financial performance and its future results. The 2006 annual report including the audited financial statements will be available on May 7, 2007.
Olivier Piou, Chief Executive Officer, commented: “2006 was a foundation year for Gemalto: we successfully completed our merger and launched our vision of digital security. We are now focused on the opportunities identified in this area and our numerous contracts wins in 2006 for e-passport and e-identity programs offer great support to our strategic vision: Gemalto’s customer relationships and technological leadership provide a tremendous base for the future. Initial synergy realization is in line with our expectations: we are committed to maximizing operating efficiencies to reach our 2009 objectives.”

[1]	Prepared on an Adjusted pro forma basis, reflecting the combined activity of Gemalto and Gemplus over the full year, excluding one-off expenses incurred in connection with the combination with Gemplus, reorganization charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of January 1, 2005.

[2]	At historical (reported) exchange rates.

[3]	Operating expenses include research & engineering expenses, sales & marketing expenses and general & administrative expenses; they do not include other operating income & expenses, net.

[4]	Determined on the basis of the number of Gemalto shares outstanding as of December 31, 2006

Basis of preparation of financial information
The Company’s consolidated income statements, balance sheets, statements of shareholders equity and cash flow statements (unaudited) presented in appendix 2 were prepared in accordance with International Financial Reporting Standard (IFRS).
The pro forma income statement (unaudited) for the full year 2006 has been prepared assuming that the combination with Gemplus had taken place as of January 1, 2005, allowing the Group to present a relevant comparison with the full year of 2005. The one-off, combination related items and the reorganization charges incurred in the second half of 2006 are therefore charged to the full year 2005 pro forma income statement, so that the full year 2006 income statement only reflects the recurring intangible asset amortization charges resulting from the accounting treatment of the transaction, as well as the additional stock compensation charge arising from it.
Additional financial information on an Adjusted pro forma basis (unaudited) is presented that is not in conformity with IFRS, in particular the presentation of cost of sales, operating expenses and operating income, operating margin and earnings per share excluding one-off combination related expenses, reorganization charges and charges resulting from the accounting treatment of the transaction. Charges resulting from the accounting treatment of the transaction consist of amortization of inventory step-up, additional stock-based compensation due to the revaluation of Gemplus’ stock options as of combination date, amortization and impairment of intangible assets. One-off combination related expenses consist of professional advisory services incurred in connection with the integration, new Gemalto brand and logo creation and worldwide registration, as well as impairment charges related to capitalized development costs on projects which are redundant with existing products or technologies available in Gemplus. Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (including asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio. The Company believes that this information, which is not in conformity with IFRS, is helpful supplemental information in order to better assess its past and future performance. In addition, the Company’s management uses this information in its own planning and in assessment of its operating performance. This information provided by the Company may not be comparable to similarly titled measures employed by other companies.
The Company provides reconciliations between the pro forma and Adjusted pro forma income statements which are presented in tables at the end of this press release. The IFRS consolidated income statement for the full year 2006 (unaudited) shows an operating loss of €34.2 million and a loss for the period of €73.4 million, including €36.6 million of amortization and impairment of intangible assets, €19.5 million of reorganization expenses, €15.2 million of amortization of inventory step-up and €8.5 million of combination related expenses. The pro forma income statement shows operating income of €24.9 million and a loss for the period of €23.6 million, including €32.2 million of amortization and impairment of intangible assets.
For a more detailed description of adjustments made to the IFRS consolidated income statement, please refer to DESCRIPTION OF ADJUSTED AND PRO FORMA MEASURES at the end of this press release.

All comparisons in this document are at historical (reported) exchange rates, unless stated otherwise, and describe the evolution of the Adjusted pro forma full year 2006 information compared to that of the full year 2005.
Fluctuations in currency exchange rates against the Euro have an impact on the Euro value of Group revenues. Comparisons at constant exchange rates aim at neutralizing this translation effect on the analysis of the Group operations. For this purpose, Gemalto compares its historical figures for the current year against the prior year’s figures, assuming that the exchange rate of the Euro against such other currencies in the prior year would have been the same as in the current year.
* * *
Adjusted pro forma income statement5 analysis
Extract of the Adjusted pro forma income statement:

	Year ended December 31, 2005		Year ended December 31, 2006
	€ in millions	As a % of sales	€ in millions	As a % of sales	% change[2]

Revenue[6]	1,724.4		1,698.2		(1.5)%

Gross profit	567.5	32.9%	503.0	29.6%	(11.4)%

EBITDA[7]	196.0	11.4%	130.6	7.7%	(33.4)%

Operating expenses[2]	443.4	25.7%	442.2	26.0%	(0.3)%
Operating income	127.0	7.4%	59.9	3.5%	(52.8)%

Profit for the period	135.7	7.9%	1.6	0.1%	NM

At constant exchange rates, revenue was down 1%, reflecting varying performance between market segments. Solid revenue growth in Identity & Security and Secure Transactions was offset by the effect of extreme price pressure on Mobile Communication revenue. After adjusting for the acquisition of Setec in June 2005, revenue was down 3% at constant exchange rates.
On a geographic basis and at constant exchange rates, revenue was up 6% in Asia, driven by Secure Transactions and Identity & Security. In EMEA8, revenue was up 1%, with strong growth in Identity & Security offsetting lower revenue in Mobile Communication. In the Americas, revenue was down 12%, on lower revenue in Mobile Communication.
Gross margin was 29.6% compared with 32.9% in 2005, reflecting the effect of price declines in Mobile Communication and, to a lesser extent, lower margins in Secure Transactions as competition intensified in large EMV migration tenders.
Operating income for the first half 2006 benefited from unusually high patent licensing revenue and margin and certain positive one-offs. Excluding these items, operating profitability for the second half improved as

[5]	Prepared on an Adjusted pro forma basis, reflecting the combined activity of Gemalto and Gemplus over the full year, excluding one-off expenses incurred in connection with the combination with Gemplus, reorganization charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of January 1, 2005.

[6]	Setec consolidated as of June 1, 2005.

[7]	EBITDA is defined as operating income plus depreciation (€61.2 million in FY 2006 vs. €58.5 million in FY 2005) and amortization expenses (€9.5 million in FY 2006 vs. €10.5 million in FY 2005). These amounts exclude amortization and impairment charges related to the intangibles assets identified pursuant to IFRS 3 “Business Combination”.

[8]	Europe, Middle East, Africa

compared with the first half, reflecting the usual seasonal pattern, a more favourable competitive environment in Mobile Communication and the first positive effects of synergies and cost savings primarily in the support functions.
Operating expenses, stable overall year on year at historical exchange rates, decreased in the second half compared with the first half by around €10 million (4.5%) at constant exchange rates, as a result of cost reduction actions engaged following completion of the combination. Compared with 2005, general & administrative expenses were down 4.6% and research & engineering expenses were down 2.2% despite significant resources required to accelerate convergence of products and services. Sales & marketing expenses were up 3.2%, as field marketing and technical support resources in the areas were deployed to reinforce service to customers and promote digital security solutions.
Consequently, operating income was €59.9 million and operating margin was 3.5% compared with 7.4% in 2005.
Financial income was €8.4 million. The income tax charge amounted to €65.7 million of which €47.5 million is related to the review of the value of deferred tax assets in certain countries. As a result, profit for the period was €1.6 million.
Balance sheet and estimated pro forma cash flow
On an estimated pro forma basis, free cash flow9 was an outflow of €20 million, including capital expenditure of €71 million and payments of costs incurred in connection with the preparation and execution of the combination of approximately €27 million.
Working capital requirement decreased substantially during the second half: over the full year, the cash used in the increase in working capital requirement amounted to an estimated €24 million, reflecting a marked improvement in the second half compared with the first half. Capital expenditure also decreased in the second half to €30 million, from €41 million in the first half, mostly as a direct benefit of the combination.
Net cash position improved by €52 million in the second half of the year to €396 million.
After the distribution of reserves (€164 million) to the Gemplus shareholders prior to the execution of the first step of the combination, cash and cash equivalents remain strong at €430 million.
The €310 million year on year increase in goodwill represents the excess of the value of the new Gemalto shares issued in exchange for the contribution by TPG and the Quandt family entities of their interest in Gemplus over the value of the identified assets and liabilities acquired. Following this contribution, which took place on June 2, 2006, Gemalto launched a public exchange offer for the remaining Gemplus shares, which was closed on November 8, 2006, and subsequently initiated a sell-out process in compliance with the Luxemburg regulation. The excess of the value of the new Gemalto shares issued in exchange for the Gemplus shares tendered in the exchange offer and the sell out process as of December 31, 2006, over the value of the interest thus acquired in the net assets of Gemplus, representing an amount of €200 million, was recorded as a reduction of Gemalto’s equity.

[9]	Free cash flow is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments). The pro forma free cash flow is the combination of Axalto and Gemplus free cash flow for the full year ended December 31, 2006.

As a result, Gemalto held 97.74% of the Gemplus shares at December 31, 2006. It currently holds 100%.
Segment information10
Mobile Communication

	Year ended December 31, 2005		Year ended December 31, 2006
	€ in millions	As a % of revenue	€ in millions	As a % of revenue	% change[2]

Revenue	1,090.6		993.8		(8.9)%

Gross profit	413.7	37.9%	334.3	33.6%	(19.2)%

Operating expenses	267.3	24.5%	256.1	25.8%	(4.2)%
Operating income	146.9	13.5%	77.6	7.8%	(47.2)%

At constant exchange rates, Mobile Communication revenue was down 9% as volume growth did not compensate for the unusually strong price pressure in the first part of the year.
Deliveries of SIM cards rose 33%, driven by robust demand in Asia and in EMEA. Deliveries in the Americas were flat compared with the excellent performance in 2005.
The average SIM card selling price was down 31% at constant exchange rates compared to the previous year, reflecting the very strong pressure on selling prices during the first part of the year, due to intense competition and an unfavourable evolution of the regional contribution to total deliveries. However, the year-on-year price decrease improved throughout the year from 34% in the first half year to 32% in the third quarter and 25% in the fourth quarter.
SIM card volume growth was driven by strong demand in emerging countries boosted by new subscribers and churn among operators’ existing subscriber bases. The share in total deliveries of entry and mid-range products sold in these countries at lower prices and margins increased to the detriment of high-end solutions: this was a major factor for the strong decline in the worldwide average selling price. Product mix improvement was less marked in the first three quarters than in the two previous years, but regained momentum in the fourth quarter, from seasonal peak in demand for high end devices and services in EMEA and the Americas.
The decrease in gross margin was the consequence of the unfavourable factors described above, which outweighed productivity improvements and the initial cost savings on purchases achieved in the last months of the year resulting from the combination.
Operating expenses were down 4% reflecting lower general & administrative expenses. Sales & marketing expenses were almost stable, as marketing and technical field resources were maintained to support customers migrating to the merged products and services portfolio and to high-end products.
Consequently, operating income was €77.6 million and operating margin was 7.8% compared with 13.5% in 2005.

[10]	All segment information provided in this press release is on an adjusted pro forma basis, reflecting the combined activity of Gemalto and Gemplus over the full year, excluding one-off expenses incurred in connection with the combination with Gemplus, reorganization charges and charges resulting from the accounting treatment of the transaction.

Secure Transactions (Financial Services and pay-TV)

	Year ended December 31, 2005		Year ended December 31, 2006
	€ in millions	As a % of revenue	€ in millions	As a % of revenue	% change[2]

Revenue	359.8		391.7		+8.9%

Gross profit	82.1	22.8%	77.8	19.9%	(5.2)%

Operating expenses	81.2	22.6%	88.1	22.5%	+8.5%
Operating income (loss)	2.0	0.6%	(10.4)	(2.7)%	NM

At constant exchange rates, revenue was up 9%, led by gains in EMV11 payment products and personalization services, especially in Latin America, and strong growth in pay-TV. After adjusting for the acquisition of Setec in June 2005, revenue was up 7% at constant exchange rates.
Deliveries of microprocessor cards were up 20%, driven by on-going EMV deployment, primarily in North Asia, Latin America, Turkey and Russia.
Average selling prices decreased reflecting more intense competition in certain high growth markets migrating to EMV, the weight of which increased significantly during the year in total segment revenue.
Gross margin decreased as a result of this expansion, as the necessary adjustments to the cost base will materialize progressively.
As a percentage of sales, operating expenses were stable. After adjustment for the reversal in 2005 of a 5.2 million euros litigation provision booked previously, they decreased by 1.5 percentage point.
ID & Security

	Year ended December 31, 2005		Year ended December 31, 2006
	€ in millions	As a % of revenue	€ in millions	As a % of revenue	% change[2]

Revenue	140.8		203.4		+44.5%

Gross profit	50.8	36.1%	72.3	35.6%	+42.3%

Operating expenses	69.8	49.6%	78.1	38.4%	+11.9%
Operating loss	(19.0)	(13.5)%	(5.9)	(2.9)%	NM

At constant exchange rates, revenue was up 45%, driven by strong sales of identity solutions for e-passports and healthcare, as well as by increased IP licensing activity. After adjusting for the acquisition of Setec in June 2005, revenue was up 32% at constant exchange rates.
Deliveries of microprocessor products (mainly contactless, high-end cards and e-passports) were up 81%, fuelled by the initial deployments of large scale identity programs, mainly in Europe.
Despite lower margin in the ID business reflecting the effects of the early stages of the rollout of e-passports in Europe, gross margin was stable owing to high revenue derived from patent licensing contracts in the first half of the year.

[11]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

As a percentage of sales, operating expenses were down by 11 percentage points. While general & administrative expenses were down 3%, research & engineering expenses rose 12% and sales & marketing expenses grew 18%, at a much lower pace than revenue, to support the segment’s growth.
Consequently, operating result improved significantly compared with 2005.
Public Telephony

	Year ended December 31, 2005		Year ended December 31, 2006
	€ in millions	As a % of revenue	€ in millions	As a % of revenue	% change[2]

Revenue	73.2		58.8		(19.6)%

Gross profit	5.0	6.8%	6.5	11.1%	+30.0%

Operating expenses	11.3	15.4%	6.4	10.8%	(43.4)%
Operating income (loss)	(5.8)	(7.9)%	0.1	0.1%	NM

Memory cards for Public Telephony contribute 3% of Group revenue reflecting the broad usage of mobile telephony worldwide.
Improvement in gross margin and decrease in operating expenses reflect a selective approach to tender responses and the rationalization of the support structure. Consequently, operating result was breakeven.
Point-of-Sale Terminals

	Year ended December 31, 2005		Year ended December 31, 2006
	€ in millions	As a % of sales	€ in millions	As a % of sales	% change[2]

Revenue	60.1		50.4		(16.1)%

Gross profit	15.9	26.5%	12.1	23.9%	(23.9)%

Operating expenses	13.8	23.0%	13.5	26.9%	(2.2)%
Operating income (loss)	2.9	4.8%	(1.4)	(2.8)%	NM

2006 was a transition year when the segment prepared for the introduction of a new range of products based on a new technology platform, which was successfully launched in November. Inventory depletion by distributors led to lower revenue for the year, while development and marketing efforts to prepare the new product range lead to an increase of operating expenses as a percentage of revenue.

Outlook
In the first half of 2007, demand in Mobile Communication will be driven by emerging countries and the revenue profile is therefore expected to consist primarily of entry and mid-range products. Furthermore, Gemalto’s operating margin12 will not benefit from the unusually high patent licensing revenue and positive one-off items booked in the same period of 2006. Cost synergies from the combination are materializing progressively in line with the Company’s expectations, but they will not be sufficient to offset the adverse effect on the operating margin12 of the strong price decline of the last twelve months.
In the second half of 2007, operating margin12 should reflect the usual favorable seasonal pattern and the increasing contribution of the first digital security solutions deployments. It will also benefit from additional cost synergies from the combination.
Gemalto continues to anticipate sustained demand in all of its key markets. It will continue to proactively make the necessary adjustments to its cost base and remains determined to reach its stated objective of an operating margin12 above 10% in 2009.
Financial reporting policy
In 2007, following a review of the Group’s communications and reporting processes in light of the recent delisting of Gemplus from Euronext Paris and from the Nasdaq, and taking into consideration the progressive entry into force of the Transparency Directive governing financial disclosure requirements for listed companies in the European Union, the Company reconsidered its previously stated intention to report quarterly earnings. As a consequence, Gemalto will continue its past financial reporting policy and publish interim financial statements for the first half of the financial year ending on June 30 and full financial statements for the year ending on December 31. It will report revenues for the quarters ending on March 31 and September 30.
Reporting calendar
First quarter 2007 revenue will be reported on May 3, 2007, before the opening of Euronext Paris.
The annual shareholders meeting will be held in Amsterdam on May 22, 2007.

[12]	Prepared on an Adjusted pro forma basis, reflecting the combined activity of Gemalto and Gemplus over the full year, excluding one-off expenses incurred in connection with the combination with Gemplus, reorganization charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of January 1, 2005.

GEMALTO
FULL YEAR 2006 FINANCIAL RESULTS
DESCRIPTION OF ADJUSTED AND PRO FORMA MEASURES
Due to the combination with Gemplus, Gemalto’s financial statements have undergone significant change, due in particular to the accounting treatment of this transaction in accordance with IFRS 3 “Business Combination”. To supplement the financial statements presented on an IFRS basis, the Group presents the pro forma and Adjusted pro forma information described in the table below.
Pro forma measures
The pro forma income statement for the full year 2006 has been prepared assuming that the combination had taken place as of January 1, 2005, allowing the Group to present it in comparison with the full year 2005. The one-off, combination related items are therefore charged to the full year 2005 pro forma income statement, so that the full year 2006 income statement only reflects the recurring intangible asset amortization charge resulting from the Purchase Price Allocation and the additional stock-based compensation charge.
Adjusted measures
Adjusted measures exclude certain business combination accounting entries, and expenses directly incurred in connection with the combination with Gemplus, that the Group believes are helpful in understanding its past financial performance and its future results. Adjusted financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with consolidated financial statements prepared in accordance with IFRS. Management regularly uses these supplemental adjusted financial measures internally to understand, manage and evaluate the business and take operating decisions. These adjusted measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of executives is based in part on the performance of the business based on these adjusted measures. Adjusted financial measures reflect adjustments based on the following items, as well as the related income tax effect:
• Amortization of inventory step-up: IFRS 3 “Business Combination” requires Gemalto to value work-in progress and finished goods assumed in connection with the combination at net realizable value (the estimated revenue derived from the future sale of these goods less expected selling cost). Therefore, the value of this inventory in the books of Gemplus on combination date was adjusted accordingly (step-up). Thus, subsequent sales of the work-in-progress and finished products carried in Gemplus’ inventory at the time of the combination generate a lower margin than if they were manufactured after the acquisition, all other factors being equal. The amortization expense related to this step up is therefore disclosed in the income statement under a separate line below Cost of Sales. The adjustment, eliminating amortization of inventory step-up, is intended to restore the normal margin of such sales. The Group believes this adjustment is useful to investors as a measure of the ongoing performance of its business.

• Additional stock-based compensation charge: As prescribed by IFRS 2 “Share-based payment” and IFRS 3 “Business Combination”, vested and unvested stock options or awards granted by an acquirer in exchange for stock options or awards held by employees of the purchased company, or any substantially equivalent commitment by the acquirer to assume the obligations of the acquirer with regards to stock options granted to the latter’s employees, as is the case for Gemalto under the Combination Agreement, shall be considered to be part of the purchase price for the acquirer, and the fair value (at the effective date of the acquisition or merger) of the new (acquirer) awards shall be included in the purchase price. It leads to increase the compensation charge related to stock-options granted by Gemplus prior to the acquisition. The adjustment, eliminating the additional stock-based compensation charge, is intended to reflect the compensation charge that Gemplus would expense if the company continued to operate on a standalone basis. The Group believes this adjustment is useful to investors as a measure of the ongoing performance of its business.
• Amortization and impairment of intangible assets: amortization and impairment of intangible assets created as a result of the combination with Gemplus have been excluded from the adjusted profit for the period. The Group believes this is useful because, prior to this combination in the second quarter of fiscal 2006, it did not incur significant charges of this nature, and the exclusion of this amount helps investors understand the evolution of IFRS operating expenses in periods subsequent to the combination with Gemplus. Investors should note that the use of intangible assets contributed to revenue earned during the period and will contribute to future revenue generation and that these amortization expenses will be recurring.
• Combination related charges: In the last months, Gemalto incurred material expenses in connection with the combination with Gemplus, which it would not have otherwise incurred. Combination related charges consist of professional advisory services incurred in connection with the integration, new Gemalto brand and logo creation and worldwide registration, as well as impairment charges related to capitalized development costs on projects which are redundant with existing products or technologies available in Gemplus. The Group expects to continue to incur integration-related professional services in the coming months. Gemalto also determined that its investment in a listed company was impaired as a consequence of the combination with Gemplus. The related impairment charge was recorded in Financial income (loss) in the period. Gemalto believes it is useful for investors to understand the effect of these expenses on its cost structure.
• Reorganization charges: charges incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (including asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) and the rationalization and harmonization of the product and service portfolio.

Summary
Gemalto provides three sets of income statements:
•	IFRS consolidated income statement, pursuant to its regulatory obligations

•	Pro forma income statement

•	Adjusted pro forma income statement

Gemalto IFRS consolidated income statement	- Includes Gemplus income statement consolidated as from June 2, 2006, date on which the first step of the combination between Gemalto and Gemplus was executed.

- Includes all charges resulting from the accounting treatment of the combination with Gemplus (amortization and impairment of intangible assets, additional stock-based compensation), and one-off expenses and reorganization charges incurred in connection with the combination (combination related charges).

Gemalto pro forma income statement

Basis of presentation and assumptions for preparation are described in note 6 to the condensed consolidated interim financial statements for the period ended June 30, 2006, published on September 13, 2006.
- Includes Gemplus income statement for the full reported period (12 months).

- Combination assumed to have taken place as of January 1, 2005.

- Consequently, one-off expenses and reorganization charges incurred in connection with the combination with Gemplus (combination related charges) are booked in fiscal year 2005.

- Recurring charges resulting from the accounting treatment of the combination with Gemplus (amortization of intangible assets, additional stock-based compensation) are booked in fiscal year 2005 and 2006 according to the amortization schedule set as if the combination had taken place on January 1, 2005.

Gemalto Adjusted pro forma income statement	- Includes Gemplus income statement for the full reported period (12 months).

- Combination assumed to have taken place as of January 1, 2005.

- Excludes one-off expenses and reorganization charges incurred in connection with the combination with Gemplus (combination related charges) and all charges resulting from the accounting treatment of the combination.
The full year 2005 and 2006 pro forma income statements established in accordance with IFRS are included in the appendix 1 at the end of this press release.

Conference call
Gemalto will hold an analysts and investors meeting to present its financial results for the full year 2006. The meeting will take place today at Pavillon Gabriel, 5, avenue Gabriel, 75008 Paris and will start at 11:30 am (Paris time). Prepared remarks will be in French.
The company has also scheduled a conference call in English for today at 3:00 pm CET (2:00 pm GMT and 9:00 am New-York time). Callers may participate in the live conference call by dialling:
+44 (0) 207 365 1851 or +1 718 354 1152 or +33 1 70 99 42 86.
The slide show will be available on the web site at 10:00 CET (9:00 GMT).
Replays of the conference call will be available approximately 2 hours after the conclusion of the conference call until March 21, 2006 midnight by dialling:
+44 (0) 207 806 1970 or +1 718 354 11 12 or +33 1 71 23 02 48, access code: 5901847#.

Corporate Communication	Investors Relations
Rémi CALVET	Stéphane BISSEUIL
M.: +33(0) 6 22 72 81 58	T.: +33(0) 1 55 01 50 97
remi.calvet@gemalto.com	stephane.bisseuil@gemalto.com

Corporate Media Relations
Emmanuelle SABY
M.: +33(0) 6 09 10 76 10
emmanuelle.saby@gemalto.com

Emlyn Korengold
TBWA	FINEO
T. : +33 (0) 6 08 21 93 74	T.: +33(0) 1 56 33 32 31
emlyn.korengold@tbwa-corporate.com	gemalto@fineo.com

About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2006 annual revenues of €1.7 billion, operations in about 100 countries and over 10,000 employees including 1,500 R&D engineers.
In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable.
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, SIMs, e-passports, and tokens to the management of deployment services for its customers.
More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years.
Gemalto was formed in June 2006 by the combination of Axalto and Gemplus.
For more information please visit www.gemalto.com
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gemalto.
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Gemalto. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements for purposes of applicable securities laws. Although management of the company believes that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the company’s to integrate according to expectations; the ability of the company to achieve the expected synergies from the combination; trends in wireless communication and mobile commerce markets; the company’s ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; the effect of the combination and any future acquisitions and investments on the companies’ share prices; changes in global, political, economic, business, competitive, market and regulatory forces; and those discussed by the companies in filings, submissions or furnishings to the SEC, including under the headings “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of the date of this communication and the companies are under no duty, and do not undertake, to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

Appendix
1 – PRO FORMA FINANCIAL INFORMATION
1.a – Adjusted pro forma income statement
Gemalto Adjusted* pro forma income statement
(assuming the combination was executed on January 1, 2005)
All amounts in thousands of euros (except where otherwise stated)

	Six months ended				Twelve months ended
	June 30, 2005	Dec. 31, 2005	June 30, 2006	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006

Sales	804 750	919 659	846 312	851 891	1 724 409	1 698 203
Cost of sales	(538 135)	(618 819)	(586 095)	(609 133)	(1 156 954)	(1 195 228)

Gross profit	266 615	300 840	260 217	242 758	567 455	502 975
Gross margin	33,1%	32,7%	30,7%	28,5%	32,9%	29,6%

Operating expenses
Research and engineering	(55 718)	(60 493)	(59 122)	(54 554)	(116 211)	(113 676)
Sales and marketing	(98 681)	(112 520)	(111 039)	(106 837)	(211 201)	(217 876)
General and administrative	(54 136)	(61 809)	(57 183)	(53 453)	(115 945)	(110 636)
Other income, net	1 705	1 192	(128)	(783)	2 897	(911)

Operating income	59 784	67 210	32 745	27 131	126 994	59 876

Financial income (expenses), net	3 849	2 535	5 720	2 664	6 384	8 384
Share of profit (loss) of associates	(990)	1 426	271	(1 220)	436	(949)

Profit before income tax	62 643	71 171	38 736	28 575	133 814	67 311

Income tax expense	(11 523)	13 373	(9 854)	(55 823)	1 850	(65 677)

Profit (loss) for the period	51 121	84 544	28 882	(27 248)	135 664	1 634

*	excluding one-off expenses incurred in connection with the combination with Gemplus, reorganization expenses and charges resulting from the accounting treatment of the transaction

1.b — Pro forma income statement to Adjusted pro forma income statement reconciliation
Gemalto Adjusted pro forma income statement
(assuming the combination was executed on January 1, 2005)
Reconciliation from pro forma to Adjusted pro forma
Six months ended June 30, 2005

Amortization
		Amortization	Additional	Combination		& impairment
		of inventory	stock based	related	Reorganization	of intangible	Adjusted
All amounts in thousands of euros	Pro forma	step-up	compensation	expenses	costs	assets	pro forma
Sales	804 750	—	—	—	—	—	804 750
Cost of sales	(539 209)	—	1 074	—	—	—	(538 135	)(a) (b)
Amortization of inventory step-up	(14 057)	14 057	—	—	—	—	—

Gross profit	251 484	14 057	1 074	—	—	—	266 615

Operating expenses Research and engineering	(55 990)	—	412	(140)	—	—	(55 718	)(b)
Sales and marketing	(100 691)	—	2 010	—	—	—	(98 681	)(a) (f)
General and administrative	(55 371)	—	1 235	—	—	—	(54 136	)(f)
Other income, net	1 705	—	—	—	—	—	1 705	(e)
Combination related *	(8 112)	—	—	8 112	—	—	—
Reorganization expenses**	—	—	—	—	—	—	—
Amortization and impairment of intangible assets ***	(32 788)	—	—	—	—	32 788	—

Operating income	237	14 057	4 730	7 972	—	32 788	59 784

Financial income (expenses), net	2 069	—	—	1 780	—	—	3 849	(c)
Share of profit (loss) of associates	(990)	—	—	—	—	—	(990)

Profit before income tax	1 316	14 057	4 730	9 752	—	32 788	62 643

Income tax expense	4 609	(4 231)	—	(2 031)	—	(9 869)	(11 523	)(d)

Profit for the period	5 925	9 826	4 730	7 721	—	22 919	51 121

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 Business Combination

Compared with the Adjusted pro forma income statement for the first half 2005 published in the appendix of the third quarter 2006 revenue press release, the following changes have been made:

(a)	An expense of € 2.8 million representing the cost of the Customer service department in the period was reclassified from Cost of sales to Sales and marketing expenses.

(b)	Expenses of € 0.5 million and € 0.05 million, representing mainly the amortization of intangible assets of Setec recognized upon acquisition of this company by Gemplus in June 2005, and recorded in Cost of sales and Research and Engineering expenses, respectively, were cancelled.

(c)	An expense of € 1.8 million for depreciation of an investment in an associate, recognized as a consequence of the combination with Gemplus, was cancelled.

(d)	An income tax expense of € 0.6 million, related to the above changes, was recorded.

(e)	Other income net was adjusted by € 0.5 million.

(f)	An income of € 1.9 million related to the provision for bad debts was reclassified from General and administrative to Sales and marketing expenses.

Gemalto Adjusted pro forma income statement
(assuming the combination was executed on January 1, 2005)
Reconciliation from pro forma to Adjusted pro forma
Six months ended December 31, 2005

Amortization
		Amortization	Additional	Combination		& impairment
All amounts in		of inventory	stock based	related	Reorganization	of intangible	Adjusted
thousands of euros	Pro forma	step-up	compensation	expenses	costs	assets	pro forma
Sales	919 659	—	—	—	—	—	919 659
Cost of sales	(619 853)	—	534	500	—	—	(618 819	)(g) (h)
Amortization of inventory step-up	(1 109)	1 109	—	—	—	—	—

Gross profit	298 697	1 109	534	500	—	—	300,840

Operating expenses
Research and engineering	(60 140)	—	189	(542)	—	—	(60 493	)(h)
Sales and marketing	(113 241)	—	721	—	—	—	(112 520	)(g) (m)
General and administrative	(63 155)	—	1 346	—	—	—	(61 809	)(g) (m)
Other income, net	1 192	—	—	—	—	—	1 192	(k)
Combination related *	(1 773)	—	—	1 773	—	—	—
Reorganization expenses**	(19 458)	—	—	—	19 458	—	—
Amortization and impairment of intangible assets ***	(22 988)	—	—	—	—	22 988	—

Operating income	19 134	1 109	2 790	1 731	19 458	22 988	67 210

Financial income (expenses), net	2 535	—	—	—	—	—	2 535
Share of profit (loss) of associates	1 426	—	—	—	—	—	1 426

Profit before income tax	23 095	1 109	2 790	1 731	19 458	22 988	71 171

Income tax expense	22 564	(334)	—	(21)	(1 917)	(6 919)	13 373	(i)

Profit for the period	45 659	775	2 790	1 710	17 541	16 069	84 544

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 Business Combination

Compared with the Adjusted pro forma income statement for the second half 2005 published in the appendix of the third quarter 2006 revenue press release, the following changes have been made:

(g)	An expense of € 2.7 million representing the cost of the Customer service department in the period was reclassified from Cost of sales to Sales and marketing expenses (€ 2.5 million) and General and administrative expenses (€ 0.2 million).

(h)	Expenses of € 2.1 million and € 0.3 million, representing mainly the amortization of intangible assets of Setec recognized upon acquisition of this company by Gemplus in June 2005, and recorded in Cost of sales and Research and Engineering expenses, respectively, were cancelled.

(i)	An income tax expense of € 0.7 million, related to the above changes, was recorded.

(k)	Other income net was adjusted by € 0.2 million.

(m)	An expense of € 0.3 million related to the provision for bad debts was reclassified from General and administrative to Sales and marketing expenses.

Gemalto Adjusted pro forma income statement
(assuming the combination was executed on January 1, 2005)
Reconciliation from pro forma to Adjusted pro forma
Six months ended June 30, 2006

					Amortization
		Additional	Combination		& impairment
		stock based	related	Reorganization	of intangible	Adjusted
All amounts in thousands of euros	Pro forma	compensation	expenses	costs	assets	pro forma
Sales	846,312	—	—	—	—	846,312
Cost of sales	(586,322)	227	—	—	—	(586,095	)(n) (o)

Gross profit	259,990	227	—	—	—	260,217

Operating expenses Research and engineering	(58,611)	31	(542)	—	—	(59,122	)(o)
Sales and marketing	(111,438)	399	—	—	—	(111,039	)(n)
General and administrative	(58,028)	845	—	—	—	(57,183)
Other income, net	(128)	—	—	—	—	(128)
Combination related *	—	—	—	—	—	—
Reorganization expenses**	—	—	—	—	—	—
Amortization and impairment of intangible assets ***	(22,988)	—	—	—	22,988	—

Operating income	8,797	1,502	(542)	—	22,988	32,745

Financial income (expenses), net	5,720	—	—	—	—	5,720
Share of profit (loss) of associates	271	—	—	—	—	271

Profit before income tax	14,788	1,502	(542)	—	22,988	38,736

Income tax expense	(3,121)	—	187	—	(6,919)	(9,854	)(p)

Profit for the period	11,667	1,502	(355)	—	16,069	28,882

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 Business Combination

Compared with the Adjusted pro forma income statement for the first half 2006 published in the appendix of the third quarter 2006 revenue press release, the following changes have been made:

(n)	An expense of € 2.6 million representing the cost of the Customer service department in the period was reclassified from Cost of sales to Sales and Marketing expenses.

(o)	Expenses of € 1.7 million and € 0.3 million, representing mainly the amortization of intangible assets of Setec recognized upon acquisition of this company by Gemplus in June 2005, and recorded in Cost of sales and Research and engineering expenses, respectively, were cancelled.

(p)	The elimination of the amortization expense related to the intangible assets of Gemplus was tax effected.

Gemalto Adjusted pro forma income statement
(assuming the combination was executed on January 1, 2005)
Reconciliation from pro forma to Adjusted pro forma
Six months ended December 31, 2006

					Amortization
		Additional	Combination		& impairment
		stock based	related	Reorgani-	of intangible	Adjusted
All amounts in thousands of euros	Pro forma	compensation	expenses	zation costs	assets	pro forma
Sales	851 891	—	—	—	—	851 891
Cost of sales	(609 919)	152	634	—	—	(609 133)

Gross profit	241 972	152	634	—	—	242 758

Operating expenses
Research and engineering	(55 142)	46	542	—	—	(54 554)
Sales and marketing	(107 149)	312	—	—	—	(106 837)
General and administrative	(53 544)	91	—	—	—	(53 453)
Other income, net	(783)	—	—	—	—	(783)
Combination related *	—	—	—	—	—	—
Reorganization expenses**	—	—	—	—	—	—
Amortization and impairment of intangible assets ***	(9 212)	—	—	—	9 212	—

Operating income	16 142	601	1 176	—	9 212	27 131

Financial income (expenses), net	2 664	—	—	—	—	2 664
Share of profit (loss) of associates	(1 220)	—	—	—	—	(1 220)

Profit before income tax	17 587	601	1 176	—	9 212	28 575

Income tax expense	(52 863)	—	(187)	—	(2 773)	(55 823)

Profit (loss) for the period	(35 276)	601	989	—	6 439	(27 248)

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 Business Combination

1.c – Combined income statements to pro forma income statement reconciliation
Gemalto pro forma income statement
(assuming the combination was executed on January 1, 2005)
Reconciliation from Combined to pro forma
Six months ended June 30, 2005

		Adjustments
		on purchase
		accounting	Adjustments
		items giving	giving effect
		effect to the	to the
		combination	combination
		as of Jan. 1,	as of Jan. 1,	Consolidation
All amounts in thousands of euros	Combined	2005	2005	entries	pro forma
Sales	811 782	—	—	(7 032)	804 750
Cost of sales	(540 659)	—	2 392	(942)	(539 209)
Amortization of inventory step-up		(14 057)	—	—	(14 057)

Gross profit	271 123	(14 057)	2 392	(7 974)	251 484

Operating expenses
Research and engineering	(56 621)	—	(228)	859	(55 990)
Sales and marketing	(95 904)	—	(4 580)	(207)	(100 691)
General and administrative	(54 185)	—	(1 235)	49	(55 371)
Other income, net	1 705	—	—	—	1 705
Combination related *		—	(8,112)	—	(8 112)
Reorganization expenses**		—	—	—	—
Amortization and impairment of intangible assets ***		(32 788)	—	—	(32 788)

Operating income	66 118	(46 845)	(11 763)	(7 273)	237

Financial income (expenses), net	3 849	—	(1 780)	—	2 069
Share of profit (loss) of associates	(990)	—	—	—	(990)

Profit before income tax	68 977	(46 845)	(13 543)	(7 273)	1 316

Income tax expense	(13 862)	14 100	1 903	2 468	4 609

Profit for the period	55 115	(32 745)	(11 640)	(4 805)	5 925

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 Business Combination

Gemalto pro forma income statement
(assuming the combination was executed on January 1, 2005)
Reconciliation from Combined to pro forma
Six months ended December 31, 2005

Adjustments
on purchase
		accounting	Adjustments
		items giving	giving effect
		effect to the	to the
		combination	combination
		as of Jan. 1,	as of Jan. 1,	Consolidation
All amounts in thousands of euros	Combined	2005	2005	entries	pro forma
Sales	919 659	—	—	—	919 659
Cost of sales	(625 073)	—	3 920	1 300	(619 853)
Amortization of inventory step-up		(1 109)	—	—	(1 109)

Gross profit	294 586	(1 109)	3 920	1 300	298 697

Operating expenses
Research and engineering	(59 293)	—	620	(1 467)	(60 140)
Sales and marketing	(109 844)	—	(3 397)	—	(113 241)
General and administrative	(62 409)	—	(1 346)	600	(63 155)
Other income, net	1 192	—		—	1 192
Combination related *	—	—	(1 773)	—	(1 773)
Reorganization expenses**	—	—	(19 458)	—	(19 458)
Amortization and impairment of intangible assets ***	—	(22 988)	—	—	(22 988)

Operating income	64 232	(24 097)	(21 434)	433	19 134

Financial income (expenses), net	2 535	—	—	—	2 535
Share of profit (loss) of associates	1 426	—	—	—	1 426

Profit before income tax	68 193	(24 097)	(21 434)	433	23 095

Income tax expense	14 175	7 253	1 287	(151)	22 564

Profit for the period	82 368	(16 844)	(20 147)	282	45 659

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 Business Combination

Gemalto pro forma income statement
(assuming the combination was executed on January 1, 2005)
Reconciliation from Combined to pro forma
Six months ended June 30, 2006

		Adjustments
		on purchase
		accounting	Adjustments
		items giving	giving effect
		effect to the	to the
		combination	combination
		as of Jan. 1,	as of Jan. 1,	Consolidation
All amounts in thousands of euros	Combined	2005	2005	entries	pro forma
Sales	846 549	—	—	(237)	846 312
Cost of sales	(593 140)	—	1 762	5 056	(586 322)

Gross profit	253 409	—	1 762	4 819	259 990

Operating expenses
Research and engineering	(57 542)	—	803	(1 872)	(58 611)
Sales and marketing	(108 693)	—	(175)	(2 570)	(111 438)
General and administrative	(57 743)	—	(362)	77	(58 028)
Other income, net	(128)	—	—	—	(128)
Combination related *	(6 746)	—	6 746	—	—
Reorganization expenses**	—	—	—	—	—
Amortization and impairment of intangible assets ***	—	(22 988)	—	—	(22 988)

Operating income	22 557	(22 988)	8 774	454	8 797

Financial income (expenses), net	3 887	—	1 884	(51)	5 720
Share of profit (loss) of associates	271	—	—	—	271

Profit before income tax	26 715	(22 988)	10 658	403	14 788

Income tax expense	(7 557)	6 919	(2 327)	(156)	(3 121)

Profit for the period	19 158	(16 069)	8 331	247	11 667

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 Business Combination

1.d – IFRS income statement to pro forma income statement reconciliation
Gemalto pro forma income statement
(assuming the combination was executed on January 1, 2005)
Reconciliation from IFRS to pro forma
Twelve months ended December 31, 2006

Adjustment
on purchase
		Adjustments	accounting	Adjustments
		relating to the	items giving	giving effect
		activity of	effect to the	to the
		Gemplus over	combination	combination
		Jan. To May’	as of Jan. 1,	as of Jan. 1,	Consolidation
All amounts in thousands of euros	IFRS	06	2005	2005	entries	Pro forma
Sales	1 319 392	378 811	—	—	—	1 698 203
Cost of sales	(934 727)	(267 578)	—	1 898	4 166	(1 196 241)
	(15 166)	—		15 166	—	—

Gross profit	369 499	111 233	—	17 064	4 166	501 962

Operating expenses
Research and engineering	(85 077)	(27 282)	—	222	(1 616)	(113 753)
Sales and marketing	(164 029)	(52 476)	—	—	(2 082)	(218 587)
General and administrative	(86 027)	(26 576)	—	—	1 031	(111 572)
Other income, net	(3 933)	3 022	—	—	—	(911)
Combination related *	(8 519)	—	—	8 519	—	—
Reorganization expenses**	(19 458)	—	—	19 458	—	—

Amortization and impairment of intangible assets ***	(36 620)	—	4 420	—	—	(32 200)

Operating income (loss)	(34 164)	7 921	4 420	45 263	1 499	24 939

Financial income (expenses), net	4 355	2 145	—	1 884	—	8 384
Share of profit (loss) of associates	(1 091)	142	—	—	—	(949)

Profit (loss) before income tax	(30 900)	10 208	4 420	47 147	1 499	32 375

Income tax expense	(42 494)	(4 530)	(1 330)	(7 502)	(128)	(55 984)

Profit (loss) for the period	(73 394)	5 678	3 090	39 645	1 371	(23 609)

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of cost incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost) as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 Business Combination

1.e – Estimated pro forma cash position variation schedule

€ in millions	FY 2005	FY 2006

Beginning Cash and cash equivalent, January 1	553	637

Cash generated by (used in) operating activities	209	68
including decrease of (increase) in working capital requirement	42	(24)
Capital expenditure and acquisition of intangibles	(50)	(71)
Setec acquisition	(63)	—
Interest received, net	11	13
Other cash generated by investing activities	(10)	(3)
Cash used in connection with the combination		(27)

Cash generated by (used in) operating and investing activities	96	(20)

June 2, 2006, distribution to Gemplus shareholders		(164)
Other cash used in financing activities, excluding proceeds & repayments of borrowings	(34)	(6)
Other (translation adjustment mainly)	22	(16)

Ending Cash and cash equivalent, December 31	637	430

Current and non-current borrowings, including finance lease*	(39)	(34)

Net cash as of December 31	598	396

*	including finance lease of €33.5 million at December 31, 2005 and €28.9 million at December 31, 2006.

2 – IFRS FINANCIAL INFORMATION
Note: the combination between Gemalto and Gemplus was effective on June 2, 2006, and Gemplus activity was fully consolidated with that of Gemalto as from that date.
Consolidated balance sheets (unaudited)

	Year ended December 31,
In thousands of euros	2005	2006
ASSETS
Non current assets
Property, plant and equipment	86,584	243,567
Goodwill	233,433	543,903
Intangible assets	18,364	115,633
Investments in associates	5,884	18,343
Deferred income tax assets	41,621	17,393
Available for sale financial assets	531	7,401
Other non-current assets	2,638	25,910

Total non-current assets	389,055	972,150

Current assets
Inventories	78,865	177,893
Trade and other receivables	195,159	447,162
Derivative financial instruments	—	6,407
Cash and cash equivalents	219,095	430,326

Total current assets	493,119	1,061,788

Total assets	882,174	2,033,938

EQUITY
Capital and reserves attributable to the company’s equity holders
Share capital	40,579	90,083
Share premium	450,369	1,245,893
Treasury shares	(3,211)	(5,240)
Fair value and other reserves	(4,252)	73,151
Cumulative translation adjustment	17,466	(4,158)
Retained earnings	88,702	22,319

	589,653	1,422,048
Minority interest	2,424	27,075

Total equity	592,077	1,449,123

LIABILITIES
Non-current liabilities
Borrowings	5,837	26,429
Deferred income tax liabilities	4,862	28,219
Retirement benefit obligation	14,508	33,272
Provisions and other liabilities	8,558	33,226

Total non-current liabilities	33,765	121,146

Current liabilities
Trade and other payables	228,151	430,276
Current income tax liabilities	13,466	9,902
Borrowings	1,550	7,787
Derivative financial instruments	7,733	280
Provisions and other liabilities	5,432	15,424

Total current liabilities	256,332	463,669

Total liabilities	290,097	584,815

Total equity and liabilities	882,174	2,033,938

Consolidated income statements (unaudited)

	Year ended December 31,
In thousands of euros	2005	2006
Revenue	792,602	1,319,392

Cost of sales	(536,470)	(934,727)
Amortization of inventory step-up	—	(15,166)

Gross profit	256,132	369,499
Operating expenses
Research and engineering	(53,655)	(85,077)
Sales and marketing	(90,113)	(164,029)
General and administrative	(48,695)	(86,027)
Other income, net	(289)	(3,933)
Combination related expenses	—	(8,519)
Reorganization expenses	—	(19,458)
Amortization and impairment of intangible assets	—	(36,620)

Operating income (loss)	63,380	(34,164)

Finance income (expenses), net	1,076	4,355
Share of profit (loss) of associates	967	(1,091)

Profit (Loss) before income tax	65,423	(30,900)
Income tax expense	(18,389)	(42,494)

Profit (Loss) for the period	47,034	(73,394)

Attributable to
Equity holders of the company	45,298	(66,383)
Minority interest	1,736	(7,011)

Basic earnings per share (in euros)	1.12	(1.07)
Diluted earnings per share (in euros)	1.10	(1.04)

In thousands
Average number of shares outstanding	40,423	62,174

Average number of shares outstanding assuming dilution	41,365	63,550

Consolidated statements of changes in shareholders’ equity (unaudited)

	Attributable to equity holders of the company
	Number of		Share	Treasury	Fair value and	Cumulative	Retained	Minority	Total
In thousands of euros	shares	Share capital	premium	shares	other reserves	translation adj.	earnings	interest	equity

Balance as of December 31, 2004	40,490,668	40,491	441,334	—	5,297	(13,769)	42,779	5,188	521,320
Movements in fair value & other reserves
- Currency translation adjustments						31,235		512	31,747
- Gain/(losses) on treasury shares					(10)				(10)
- Fair value gains (losses), net of tax:
- financial assets available for sale					(882)				(882)
- Variation of actuarial gains or losses in benefit obligation					(797)				(797)
- cash flow hedges					(10,871)				(10,871)
- machinery and equipment further to HSTE acquisition of minority interest							625	(155)	470

Net income/(expense) recognized directly in equity		—	—	—	(12,560)	31,235	625	357	19,657
Profit (Loss) for the period							45,298	1,736	47,034

Total recognized income for 2005		—	—	—	(12,560)	31,235	45,923	2,093	66,691
Employee share option scheme					3,011				3,011
Contribution from Schlumberger further to dividend payment to HSTE JV minority interest			6,957						6,957
Purchase of Treasury shares, net (135,409 shares)				(3,211)					(3,211)
Capital increase reserved to employees	87,767	88	2,078						2,166
Equity of the Phones business of the HSTE JV (*)							—	(56)	(56)
Dividend								(4,801)	(4,801)

Balance as of December 31, 2005	40,578,435	40,579	450,369	(3,211)	(4,252)	17,466	88,702	2,424	592,077

Movements in fair value & other reserves
- Currency translation adjustments						(21,624)		(741)	(22,365)
- Gain/(losses) on treasury shares					1				1
- Fair value gains (losses), net of tax:
- financial assets available for sale					6,435				6,435
- Variation of actuarial gains or losses in benefit obligation					2,806			75	2,881
- cash flow hedges					3,868			(888)	2,980

Net income/(expense) recognized directly in equity		—	—	—	13,110	(21,624)	—	(1,554)	(10,068)
Profit (Loss) for the period							(66,383)	(7,011)	(73,394)

Total recognized income for 2006		—	—	—	13,110	(21,624)	(66,383)	(8,565)	(83,462)
Employee share option scheme					64,293				64,293
Purchase of Treasury shares, net (92,172 shares)				(2,029)					(2,029)
Capital increase further to contribution of Gemplus International SA shares	49,504,100	49,504	999,888						1,049,392
Costs incurred on Gemalto share capital increase			(3,998)						(3,998)
Excess of purchase price on subsequent acquisitions of Gemplus shares			(200,366)						(200,366)
Minority interest on Gemplus acquisition								36,895	36,895
Dividend								(3,679)	(3,679)

Balance as of December 31, 2006	90,082,535	90,083	1,245,893	(5,240)	73,151	(4,158)	22,319	27,075	1,449,123

(*) On March 11, 2005, Gemalto purchased the 49% minority interests in H.S.T.E., a company located in China of which Gemalto had owned 51% until then. A portion of H.S.T.E.’s business includes Schlumberger’s public phones equipment business in China, which is not in the scope of Gemalto’s operations. Pursuant to the Master Separation Agreement signed on March 19, 2004 between Schlumberger and Gemalto, Schlumberger has agreed to assume all the risks and rewards of past and future operations of the public phone equipment business in H.S.T.E. As a result, it was not considered appropriate to include the results of operations of the public phones equipment business in the income statement of Gemalto.

Consolidated statements of cash flows (unaudited)

	Year ended December 31,
In thousands of euros	2005	2006
Cash flows from operating activities
Cash generated from operations (see below)	109,421	93,673
Interest paid	(1,825)	(1,512)
Income tax paid	(21,868)	(15,628)

Net cash provided by operating activities	85,728	76,533

Cash flows from (used in) investing activities
Acquisition of subsidiary, cash acquired net of costs	—	205,001
Purchase of property, plant and equipment	(25,495)	(49,529)
Proceeds from sale of property, plant and equipment	470	148
Purchase of intangible assets	(4,203)	(7,474)
Purchase of non-current assets	(163)	(903)
Purchase of investments in other companies	(2,902)	—
Interest received	4,995	11,338
Dividends received	189	—

Net cash provided by (used in) investing activities	(27,109)	158,581

Cash flows from (used in) financing activities
Invested equity	6,957	2,241
Proceeds from issuance of ordinary shares	1,836	—
Purchase of shares held in Treasury (net)	(3,211)	(2,029)
Gains/(losses) on stock options and treasury stocks transactions	(671)	(109)
Proceeds from borrowings	—	1,763
Repayments of borrowings	(22,463)	(5,767)
Dividends paid to minority interests	(8,090)	(3,813)

Net cash provided by (used in) financing activities	(25,642)	(7,714)

Net increase in cash and bank overdrafts	32,977	227,400
Cash and bank overdrafts, beginning of period	164,508	219,095
Exchange gains (losses) on cash and bank overdrafts	21,610	(16,898)

Cash and bank overdrafts, end of period	219,095	429,597

Cash generated from operations (unaudited)

	Year ended December 31,
	2005	2006
Income for the period before minority interest	47,034	(73,394)
Adjustment for:
Tax	18,390	42,493
Research tax credit	(1,598)	423
Depreciation	25,385	48,275
Amortization	5,168	48,341
Stock option compensation charge	3,088	9,881
ESPP discount	330	—
Gains and losses on sales of fixed assets and write-offs	336	2,405
Net movement in provisions for liabilities and charges	(5,404)	7,603
Retirement benefit obligation	1,232	(425)
Interest income	(4,995)	(11,338)
Interest expense	1,825	2,032
Share of profit (loss) from associates	(967)	347

Changes in current assets and liabilities (excluding the effects of acquisitions and exchange differences in consolidation)
Inventories	16,832	38,058
Trade and other receivables	10,806	(42,263)
Retirement benefit obligation	(169)
Derivative financial instruments	(111)	(2,428)
Trade and other payables	(7,761)	23,663

Cash generated from operations	109,421	93,673